UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number: 1-7626
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 AND REPORTS OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG, LLP
Milwaukee, Wisconsin
June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
Milwaukee, WI
We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note B to the financial statements, the accompanying 2005 financial statements have been retrospectively adjusted for the adoption of FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
/s/ VIRCHOW, KRAUSE & COMPANY, LLP
Milwaukee, Wisconsin
May 30, 2006
(June 25, 2007 as to Notes B and C)

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$89,128,282	$78,760,673
Participant loans	3,906,145	4,008,924

Total investments	93,034,427	82,769,597

Contributions receivable from Sensient Technologies Corporation:
Employee contributions	138,593	—
Employer contributions	2,387,376	2,144,771

Total receivables	2,525,969	2,144,771

Net assets available for benefits at fair value	95,560,396	84,914,368

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	122,314	140,893

Net assets available for benefits	$95,682,710	$85,055,261

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

2006

ADDITIONS:
Contributions:
Participants	$4,785,583
Sensient Technologies Corporation	2,387,370
Rollovers	140,649
Interest on Participant Loans	255,177

Total additions	7,568,779

DEDUCTIONS:
Withdrawals and distributions	(9,674,141)
Administrative expenses	(70,346)

Total deductions	(9,744,487)

Investment income — Equity in net income of Sensient Technologies Corporation Master Defined Contribution Trust	12,803,157

Net additions	10,627,449

Net assets available for benefits:
Beginning of year	85,055,261

End of year	$95,682,710

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note A — Description of the Plan:
The following description of the Sensient Technologies Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the “Company”). Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees can contribute up to the maximum amount of their eligible compensation prescribed by law. Employee contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who are employed with the Company at the end of each Plan year. All Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service. Company contributions made before January 1, 2003, must be invested in common stock of the Company until the participant reaches age 55 and has 10 years of service. Company contributions to the Plan were $2,387,370 for the year ended December 31, 2006, which included non-cash contributions of Company stock of approximately $171,008.
Effective January 1, 2006, the Plan was amended and restated. The amendment provides that company matching contributions allocable for Plan years beginning on or after January 1, 2006 shall be fully vested at all times. Company matching contributions allocable for plan years beginning before January 1, 2006 vest at 20% per year of credited service with the Company or upon termination due to death or disability.
The administration of the Plan is the responsibility of the Benefits Administrative Committee (the “Committee”) which is appointed by the Finance Committee of the Company Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.
Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $82,955 at December 31, 2006.
Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans.
Participants direct the investment of their account balance, from both participant and employer contributions, except certain prior Company contributions noted above, into various investment options offered by the Plan. The Plan currently offers eight mutual funds, two fixed income funds and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note A — (continued):
Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance. All hardship withdrawals require approval by the Committee. Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full at the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2006 and 2005 ranged from 6.25% to 9.75%.
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.
Note B — Accounting Policies:
The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles. Assets of the Plan are stated at fair value.
Benefits are recorded when paid.
Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for the Plan on December 31, 2006. The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts within the net investment in Sensient Technologies Corporation Master Defined Contribution Trust with a separate line item to adjust from fair value to contract value. Prior year balances have been revised accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note C — Sensient Technologies Corporation Master Defined Contribution Trust:
The Plan’s investments, except participant loans, are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”), along with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP) and the Sensient Technologies Corporation Transition Plan (which was merged into the ESOP effective December 31, 2006). Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.
Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The fair value of the net assets of the Master Trust as of December 31, 2006 and 2005 is as follows:

	2006	2005

Sensient Technologies Corporation common stock*	$53,362,163	$42,828,560
Fixed income funds	14,493,107	15,243,016
Mutual funds	62,917,336	54,591,197

Net assets in Master Trust	$130,772,606	$112,662,773

Plan’s investment in Master Trust	$89,128,282	$78,760,673

Plan’s investment in Master Trust as a percent of total	68.16%	69.91%

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note C — (continued):
The net income of the Master Trust for the year ended December 31, 2006 is as follows:

2006

Dividends on Sensient Technologies Corporation common stock*	$1,310,568
Interest and other dividends	2,643,975
Net appreciation of investments based on quoted market prices	19,907,802

Net income of Master Trust	$23,862,345

Plan’s equity in net income of the Master Trust	$12,803,157

*Party-in-interest
During the year ended December 31, 2006, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

2006

Sensient Technologies Corporation common stock*	$15,368,135
Mutual funds	4,539,667

Net appreciation in fair value of investments — Master Trust	$19,907,802

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note D — Non-participant Directed Investments:
The non-participant directed investments of the Plan held by the Master Trust, are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2006	2005

Non-participant directed net assets:
Sensient Technologies Corporation common stock*	$15,120,336	$12,352,390

	2006

Changes in non-participant directed net assets:
Contributions	$(14,319)
Dividends	432,966
Net appreciation	3,866,534
Withdrawals and distributions	(1,508,774)
Other	(8,461)

	$2,767,946

*Party-in-interest
Note E — Income Tax Status:
The Plan has received a determination letter from the Internal Revenue Service dated December 18, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Note F — Benefits Payable:
As of December 31, 2006 and 2005, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Note G — Parties-in-Interest:
Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets and, therefore, some transactions qualify as party-in-interest transactions. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services. Fees paid by the Plan were $70,346 for the year ended December 31, 2006.

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006	Plan 006 EIN 39-0561070

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Sensient Technologies Corporation Master Defined Contribution Trust	89,254,333 shares	$73,557,630	$89,250,596

*	Participant Loans	Participant borrowings against their individual account balances, interest rates from 6.25% to 9.75%, and maturing through 2027 (703 loans outstanding)	—	$3,906,145

	Total		$73,557,630	$93,156,741

*Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan
Date: June 27, 2007	By:	/s/ John L. Hammond
		Name:	John L. Hammond
		Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm